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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*



                                 INCOMNET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    453365207
                 ----------------------------------------------
                                 (CUSIP Number)


  John P. Casey, 10220 River Road, Suite 115, Potomac, MD 20854 (301) 983-5000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  July 9, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                                                   -------------------------
CUSIP NO. 453365207                                                               PAGE 2 OF 5 PAGES
---------------------------                                                   -------------------------

-------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          JOHN P. CASEY - SS# ###-##-####
-------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a) [ ]
                                                                                                (b) [ ]

-------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


-------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

                          00
-------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)  [ ]


-------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States
-------------------------------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                    5,485,104
                       --------------------------------------------------------------------------------
      NUMBER OF              8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                           102,000 (children's trust; 1/3 voting trustee)
    OWNED BY EACH
      REPORTING
     PERSON WITH
                       --------------------------------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER

                                    5,485,104
                       --------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                            102,000 (children's trust; 1/3 voting trustee)

-------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    5,587,104
-------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    [ ]


-------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    27.94% (See Item 5)
-------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                          IN
-------------------------------------------------------------------------------------------------------

This Statement is the fifth Amendment to the Statement on Schedule 13D filed on April 7, 1998 (as previously amended, the "Statement") with the Securities and Exchange Commission by Mr. John P. Casey in connection with his beneficial ownership of shares (the "Shares") of common stock of Incomnet, Inc. ("Incomnet" or the "Issuer"). All capitalized terms used and not defined in this Amendment No. 5 have the meanings given to them in the Statement.

Item 3. Source and Amount of Funds or Other Consideration.

        On July 9, 1998, Mr. Casey purchased an aggregate of 1,357,004 Shares for his personal account at a total purchase price of approximately $1,500,151 (the "Additional Shares"). Mr. Casey purchased the Additional Shares using a $3,000,000 credit facility ("Credit Facility") obtained by Mr. Casey from Trans Pacific Stores, Ltd., a Hawaiian corporation ("Trans Pacific") pursuant to an oral agreement. Trans Pacific, which is engaged in the retail and investment businesses, is owned by Quince Associates, a Maryland investment partnership with whom Mr. Casey has had a long term business relationship. The Credit Facility obtained from Trans Pacific is secured by a pledge of certain personal assets of Mr. Casey, not including any Shares. The Credit Facility bears a simple interest rate of 18%, has no minimum periodic payments and no prepayment penalties. The Credit Facility is due and payable in full with accrued interest by not later than June 30, 1999, unless the parties mutually agree upon an extension.

Item 4. Purpose of Transaction.

        Mr. Casey bought the Additional Shares to enhance his ability to influence the future direction of Incomnet and its subsidiaries. Mr. Casey was gratified to read Incomnet's press release dated July 1, 1998 announcing the termination of the then-pending agreement to sell substantially all of the assets of NTC to NEXTCOM Worldwide Communications, Inc., which sale Mr. Casey had publicly opposed. He believes that the termination of this agreement presents the Board of Directors and senior management of Incomnet with a significant opportunity and obligation to re-examine Incomnet's business strategy and to determine appropriate ways for Incomnet to maximize the value of its investment in its subsidiaries. Mr. Casey is seeking discussions with Incomnet's Board of Directors regarding these matters. He also intends to discuss with the Board a possible reconstitution of the Board and senior management to comprise individuals (in addition to himself), whom he is in the process of identifying, viewed by him as qualified to give Incomnet the new leadership which he believes it requires. Mr. Casey also intends to discuss with the Incomnet Board plans, which he is in the process of developing, for recapitalizing Incomnet as part of a new business strategy. Quince Associates has advised Mr. Casey that Quince Associates is in principle willing to work with Mr. Casey and Incomnet in developing a possible recapitalization of Incomnet which Quince Associates would be willing to finance, subject to appropriate due diligence and other conditions. Mr. Casey intends to seek inclusion of a representative of Quince Associates in his discussions with the Incomnet Board on this matter.

        Depending upon the outcome of Mr. Casey's efforts to discuss these matters with the Board of Directors of Incomnet in a frank and constructive manner, Mr. Casey reserves the right to take such other action he may consider appropriate, (either alone or, possibly, in conjunction with other shareholders should he decide to act in concert with any other shareholders) including those actions described in Amendment No. 2 to his Schedule 13D dated May 11, 1998. Mr. Casey intends to continue to monitor his investment in Incomnet and may or may not increase his investment at any time or from time to time. He has no present plans to dispose of any of his Shares but may do so in the future if circumstances warrant.

Item 5. Interest in Securities of the Issuer.

        (a)     Mr. Casey is the beneficial owner of 5,587,104 Shares. The
                June 15 Release announced that the remaining Series A and Series B preferred stock had been tendered for conversion to common stock and that as a result of such conversion the number of outstanding shares had increased to 20,000,000. Accordingly, Shares owned by Mr. Casey constitute approximately 27.94% of the outstanding common stock of Incomnet. The June 15 Release also announced that Incomnet had insufficient authorized stock to effect the conversion of all of the preferred stock tendered for conversion. According to the June 15 Release, the amount of such shortfall was 11,519,310 shares (the "Unissued Common").

                On June 25, 1998, Incomnet issued a press release (the "June 25 Release") stating that the holders of Incomnet preferred stock that would have converted into 9,386,986 Unissued Common, had rescinded their conversion (the "Rescinded Preferred") and that Incomnet still owed a total of 2,132,324 Unissued Common to four shareholders (the "To-Be-Issued Common") who had not rescinded their conversion of preferred stock. To allow for conversions of the preferred, Incomnet further reported that it had filed preliminary proxy materials calling for shareholder approval of a 6-for-1 reverse stock split of Incomnet's outstanding common stock and the To-Be-Issued Common.

                The June 25 Release further reported that 3,668,721 shares of common stock will be outstanding if the reverse split were to occur. This amount does not take into account the conversion of the Rescinded Preferred. If the reverse split were to occur, the To-Be-Issued Common were issued and the holders of the Rescinded Preferred do not convert, Mr. Casey estimates that his 5,587,104 Shares will be converted into 931,184 shares of Incomnet common stock which will represent approximately 25.38% of the then outstanding Incomnet common stock.

        (b) Mr. Casey has sole power to vote, direct the vote of, dispose of, and direct the disposition of 5,485,104 of the Shares described in (a) above. Mr. Casey has shared power to vote, direct the vote of, dispose of, and direct the disposition of, 102,000 of the Shares described in (a) above.

        (c) On July 9, 1998, Mr. Casey purchased 1,357,004 Shares in open market transactions at an aggregate purchase price of $1,500,151, with individual prices ranging from $.55 to $1.28 per Share and an average per Share price of $1.068.

        (d)     Not applicable.

        (e)     Not applicable.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    /s/ JOHN P. CASEY
Date:  July 9, 1998                 ------------------------------------------
                                    John P. Casey